EAGLE BULK SHIPPING INC.
477 Madison Avenue
New York, New York 10022

September 13, 2012
BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Eagle Bulk Shipping Inc. Registration Statement on Form S-3 (No. 333-182335)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement, filed with the Securities and Exchange Commission (the "Commission") on Form S-3 on June 26, 2012 and amended on August 27, 2012, be accelerated so that it will be made effective at 4:00 p.m. Eastern Daylight Time on September 17, 2012, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours truly,

EAGLE BULK SHIPPING INC.

By:	/s/ Sophocles N. Zoullas
Name: Sophocles N. Zoullas
Title: President and Chief Executive Officer

SK 25083 0001 1319293